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                               June 12, 2023

       Joshua Goldstein
       General Counsel and Secretary
       Masterworks Vault 1, LLC
       225 Liberty Street, 29th Floor
       New York, New York 10281

                                                        Re: Masterworks Vault
1, LLC
                                                            Post-Qualification
Amendment No. 2 to Offering Statement on Form 1-A
                                                            Filed June 8, 2023
                                                            File No. 024-12098

       Dear Joshua Goldstein:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

       Report of Independent Auditors, page F-2

   1. Please have your auditor revise their report to opine on the financial statements for Masterworks Vault
1, LLC in total and each Series. Further, ask them to revise their report to also state,
if true, that they are required to be independent with respect to you in accordance with U.S.
federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission. Finally, they should state the specific period that was audited
inception (November 9, 2022) through December 31, 2022. Refer to paragraph (c)(1)(iii)
in Part F/S of Form 1-A, Article 2 of Regulation S-X and paragraphs
                                                        .25(e), .28(c), .A38
and .A39 of AU-C Section 700 of the Statements on Auditing
                                                        Standards. Our comment
also applies to your annual reports.
 Joshua Goldstein
Masterworks Vault 1, LLC
June 12, 2023
Page 2

       You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.



FirstName LastNameJoshua Goldstein                      Sincerely,
Comapany NameMasterworks Vault 1, LLC
                                                        Division of Corporation
Finance
June 12, 2023 Page 2                                    Office of Trade &
Services
FirstName LastName